Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL announces third 2018 interim dividend - Update: ADR timetable corrected

In accordance with the Board of Directors’ decision of February 7, 2018 regarding the 2018-20 shareholder return policy, the third 2018 interim dividend is set at 0.64 euro per share, an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. This interim dividend is stable compared to the second 2018 interim dividend.

The Board of Directors will meet on March 13, 2019, to declare the distribution conditions of this third 2018 interim dividend payment.

According to the fourth resolution adopted by the Combined General Meeting of June 1, 2018, the option to pay this third 2018 interim dividend in new shares of the company will be proposed to shareholders and the payment will be made according to the following timetable:

Ex-dividend date                                      March 19, 2019

Period to elect to receive                         March 19-28, 2019

the payment in new shares

Payment date in cash                              April 5, 2019
or shares issued in lieu of cash

In order to avoid dilution in connection with the issuance of new shares, the Group will proceed to buy back the newly issued shares in order to cancel them.

Holders of TOTAL’s American Depositary Receipts (“ADRs”) will receive the third 2018 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date                                March 15, 2019

ADR period to elect to receive *             March 19-25, 2019

the payment in new shares

ADR payment date in cash                        April 12, 2019
or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

* Incorrectly labelled as “ADR Record Date” in original version.